EXHIBIT 2

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                  April 30, 2008

TEL AVIV STOCK EXCHANGE                     SECURITIES AUTHORITY

www.tase.co.il                              www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

Subject of the Event: Resolution of Ministerial Committee for Privatization Matters

1. The Ministerial Committee for Privatization Matters arrived at a resolution on April 29, 2008, regarding the privatization of the Bank. The text of the resolution and also the text of a Letter of Principles dated March 18, 2008 mentioned in the resolution (including the Letter of Consents, which is an annex to the Letter of Principles) is attached hereto (as reported to the Bank, the Letter of Principles and the Letter of Consents were signed by the parties to the Letters, except the three banks, who did not sign on the Letter of Principles. The law firm of Efrati Galili signed both documents in the name of Excellence Formerly Mizrachi Funds Ltd., Prisma Investments Ltd., Harel Insurance Company Ltd., Menora Insurance Compamy Ltd., Clal Insurance Company Ltd. Isal Ltd. and Helman Aldubi Ltd., which are management companies that hold a portion of the C and CC shares of the Bank in trust for members of provident funds, and Mr. Nissim Cohen signed the Letter of Principles in the name of approximately 30% of the Preferred Ordinary shares of the Bank.

2. The date and time when the Company was first made aware of the event or matter:

     April 29, 2008 at 2:00 P.M.


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                                                                  April 29, 2008

                                RESOLUTION OF THE
                 MINISTERIAL COMMITTEE FOR PRIVATIZATION MATTERS
                         REGARDING THE PRIVATIZATION OF
                 THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

Resolved:

Further to Government Resolution No. 2492 from September 1, 2002 and Government Resolution No. 741 from August 21, 2003 and Government Resolution No. 4324 from October 26, 2005:

     1. The shares of the State of Israel in the Industrial Development Bank Ltd. ("the Bank") shall be sold, as a single unit, by way of a private sale, to an investor or a group of investors from Israel and/or abroad ("the Purchaser") and this as part of a comprehensive sale blueprint for the transfer of all of the shares of the Bank, including those held by the public, to the Purchaser, as set forth below ("the Sale").

     2. Governmental entities, including governmental companies, governmental subsidiaries and "mixed" companies, shall not be permitted to participate in the sale process, directly or indirectly, alone or jointly with others.

     3. Until the completion of the sale, the Bank shall continue to collect its credit portfolio.

     4.   ARRANGEMENT BETWEEN THE SHAREHOLDERS

          a. Based upon a letter of principles signed between shareholders of the bank on March 18, 2008, the Bank shall submit a motion to approve an arrangement, pursuant to Paragraph 350 of the Companies Law-1999 ("the Companies Law", "Arrangement pursuant to Paragraph 350"). Pursuant to the arrangement, among other things, the Purchaser shall purchase all of the Preferred C shares, Preferred CC shares, Preferred CC1 shares ("Group C shares") and Ordinary Preferred shares of the Bank, traded on the Tel Aviv Stock Exchange Ltd. ("the Stock Exchange") and these shares shall be removed from trading on the Stock Exchange. In addition, the Purchaser shall purchase, within the framework of the Arrangement pursuant to Paragraph 350, all of the Ordinary A shares and all of the various shares held by the State of Israel.

          b. According to the Arrangement pursuant to Paragraph 350, the Bank shall redeem, pursuant to the terms in their offering prospectus, the D and DD shares of the Bank, not held by the State of Israel.

          c. As a condition for the approval and execution of the arrangement between the shareholders, the shareholders of the Bank, of all the classes, in their capacity as shareholders, shall waive their claims against the Bank, the officers of the Bank, the employees of the Bank, the controlling shareholders of the Bank and the interested parties of the Bank, as these terms are defined in the Companies Law. In addition, the Bank and Group C shareholders shall waive all claims against the State of Israel concerning the perpetual deposit and the return of the deposit to the Bank.


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          d.   The Bank shall pay, at the time of the execution of the
               Arrangement pursuant to Paragraph 350, or until December 31, 2008, or at a later date approved by the Bank of Israel for the extension of the line of credit, the full amount of the special line of credit made available to the Bank by the Bank of Israel in the year 2002.

               The Bank shall not pay any amount from the perpetual deposit to any third party, prior to the full payment of the special line of credit to the Bank of Israel. Pursuant to the aforesaid, the Bank shall act in coordination with the Accountant General and the Governmental Companies Authority, to defer the payment of the special line of credit made available by the Bank of Israel, and also to extend the guarantees of the Bank and of the State of Israel given to the Bank of Israel to insure the return of the monies.

     5. To authorize the Accountant General to carry out the following acts in order to facilitate the execution of this resolution:

          a. To return to the Bank, until July 31, 2008, or until the date of the approval by the court of the Arrangement pursuant to Paragraph 350, whichever is later, the perpetual deposit deposited by the Bank with the Accountant General, including linkage differentials pursuant to the agreements between the State and the Bank concerning the perpetual deposit ("the Agreements"). The Accountant General, in coordination with the Governmental Companies Authority ("the Authority") and the Bank, may decide that the proportionate amount of the perpetual deposit from the consideration paid for the D and DD shares held by the public shall be returned to the Bank at the time of the return of the perpetual deposit as aforementioned, or at another time, at the latest, proximate to the date of the execution of the Sale or the liquidation of the Bank. As a condition for the return of the perpetual deposit, it shall be insured, to the satisfaction of the Accountant General, that the deposit monies shall be used by the Bank, as first priority, to pay the balance of the special line of credit made available to the bank by the Bank of Israel.

          b. To pay to the Bank, for the purpose of redeeming Preferred D shares and Preferred DD shares not held by the State:

               1. Interest on the perpetual deposit equal to the amount of the accumulated dividend not paid to the shareholders of Preferred D shares and Preferred DD shares, except the State of Israel, from July 1, 2002 and until the date of the redemption of the shares.

               2. A premium in the amount of 5.625% of the par value of the D shares not held by the State.

               3. The interest and premium shall be paid to the Bank in a grossed-up manner as set forth in the Agreements such that the net amounts that shall remain with the Bank shall be equal to the amounts it must pay to the shareholders.


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          c.   To act so that the Bank shall transfer the unpaid balance of the loan granted to the Israel Electric Company to the benefit of the Accountant General or to another banking entity to be determined by the Accountant General.

          d. To act to conclude, to the extent possible, the commercial relationship between the Bank and the State, and including loans that the Bank granted with State liability and guarantee, an accounting regarding expenses for capital notes and shares and any other matter in the discretion of the Accountant General. The aforesaid in this sub-paragraph shall not apply to deposits of the State pertaining to loans not guaranteed by the State.

     6. To authorize the Accountant General, together with the Authority, to reach an agreement with the shareholders of the Bank, of all classes, regarding the distribution of the consideration from the sale, including taking into consideration the economic report of the expert chosen (Prof. Amir Barnea), and to consolidate them in the arrangement that the Bank shall submit pursuant to Paragraph 350.

     7. To authorize the Authority to carry out in its discretion all the necessary acts in order to execute this resolution, and including:

          a. To prepare and/or to submit every document and/or information or plan necessary in order to execute this resolution, including all information concerning the activities, assets, rights and obligations of the Bank.

          b. To receive all the authorizations, approvals and arrangements necessary in order to execute this resolution, including from the Bank of Israel.

          c. An application to court regarding any manner necessary in order to execute the arrangement.

          d. To conduct and execute the sale process, in all its aspects including issuing instructions to the Bank pursuant to the power granted to the Authority pursuant to the Government Companies Law-1975.

          e.   To do any other act necessary to execute this resolution.

     8. The employees of the Bank shall be paid a privatization remuneration pursuant to the rules of the Authority. The remuneration shall be given immediately after the Sale and subject to its execution.

     9. This resolution also forms a governmental approval to all stated therein, as necessary pursuant to the law.


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                                                                  March 18, 2008

                              LETTER OF PRINCIPLES

Following the proposed blueprint for the process of the sale of the shares of the Industrial Development Bank of Israel Ltd. ("the Bank") ("Sale Blueprint") (attached as Annex "A") the undersigned parties, holders of shares of various classes of the Bank ,hereby declare that they consent to the implementation of the Sale Blueprint and are willing to co-operate in its execution and the transfer of the Bank shares to an entity to be selected by the representatives of the State ( the Purchaser"), pursuant to the Sale Blueprint and the following principles ( the Sale Blueprint and the following principles are complementary. However in the case of contradiction between the Sale Blueprint and the following principles, the hereinafter stated shall prevail).

     1. The parties undertake to support all the processes necessary for the execution of the Sale Blueprint and to take all actions required for that purpose. Likewise the parties undertake to participate at the ordinary and extraordinary meetings and class meetings of the Bank and to vote by virtue of the Bank shares held by them in favor of the execution of the Sale Blueprint whether by themselves and whether by means of their agents.

     2. The consideration which will be paid by the Purchaser shall be distributed between the State and the shareholders of the Bank of the various classes in accordance with the formulas for the distribution of the consideration according to the share class, as detailed in annex "f" to the report prepared by Prof. Amir Barnea ( "the Expert")(attached as annex "B").

     3. The parties confirm it being known to them that this document is subject to receipt of the approvals under the Law, including the decision of the Ministerial Committee for Privatization Matters, approval of the privatization procedure by the Finance Committee of the Knesset and approval by the court for the arrangement pursuant to
          Section 350 of the Companies Law-1999, which will be submitted to the court by the Bank ("the Arrangement").

     4. The shareholders of the Bank will bear the payment of the fees of the expert, each one proportionately to his share of the consideration to be paid by the purchaser as determined by the expert. The State will provide interim financing of the fees and the bearing of the proportionate share shall also be submitted to the Court for approval as part of the final arrangement. Payment of the expert's fees shall be deducted from the consideration to be received under the Sale Blueprint, taking into consideration the interim financing borne by the State.


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     5.   A condition to the coming into effect of this Letter of Principles is the approval by the general meeting of the Bank of the Letter of Indemnity and the Letter of Exemption of the officers of the Bank.

          The Letter of Indemnity and the Letter of Exemption shall come Into effect upon the submission of the arrangement to the court pursuant to
          Section 350 of the Companies Law.

     6. Subject to the fulfillment of all that stated in this document and its annexes, which form an integral part hereof, the parties undertake not to raise any contention or claim against a party to this document, or anyone on his behalf, in respect of the execution of the Sale Blueprint or its cessation, and provided that each party acted in good faith in the execution of his undertakings pursuant to this document.

Signatures of the Parties:

---------------          --------------------------------       ---------------
State of Israel          Office of Advocate Efrati Galili       Mr.Nissim Cohen
                         on behalf of the shareholders of       on behalf of the
                         class C, CC of the Bank, detailed      Shareholders of
                         in annex "C" attached.                 the Ordinary
                                                                Preferred shares
                                                                as detailed in
                                                                annex "C"
                                                                attached

------------------       ---------------                      ------------------
Bank Hapoalim Ltd.       Bank Leumi Ltd.                      Bank Discount Ltd.


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                                                                       ANNEX "A"

LETTER OF PRINCIPAL CONSENTS BETWEEN THE STATE AND A PORTION OF THE HOLDERS OF PREFERRED SHARES C', CC' AND CC'1 ("THE LETTER OF CONSENTSS WITH C' SHARES")

Following the Letter of Principles dated March 18, 2008 ("Letter of Principles") between the shareholders of the Industrial Development Bank of Israel Ltd. ( "the Bank") , the parties reached the following consents ( the Letter of Principles and the Letter of Consents with the C' shares, are complementary).

     1. In the event that the sale to the Purchaser shall be finalized pursuant to the proposed Sale Blueprint attached as annex "A" to the Letter of Principles until December 31, 2009, then:

          a. Within the framework of the arrangement it shall be set forth that if the total consideration which shall be received from the Purchaser is less than NIS 400 million, then the consent of the State representatives to the finalization of the sale shall also be subject to approval at the joint meeting of shareholders of class C', CC' and CC'1 in a majority determined in Section 350 of the Companies Law.

          b. Within the framework of the arrangement it shall be set forth that, subject to the actual payment of all the amounts due to them in accordance with the Letter of Principles and this Letter of Consents, the holders of Preferred shares C', CC' and CC'1 shall waive their claims and contentions, as shareholders of the Bank, against the Bank, its Officers ,employees and interested parties therein and against the State, including in relation to payment of a dividend in respect of the period commencing July 1, 2002 and terminating on the date of the finalization of the sale, or in connection with the perpetual deposit or its return to the Bank.

     2. The arrangement shall set forth that if for whatsoever reason the sale has not been finalized pursuant to the Sale Blueprint until December 31, 2009 or a liquidation order was granted against the Bank or the general meeting decided on a voluntary liquidation of the Bank (each one of these: "Liquidation of the Bank") prior to this date:

          a. The State shall pay the Bank 50% of the interest at the rate of 6% annually accumulating on the perpetual deposit in connection with the Preferred shares C',CC' and CC'1 for the period commencing July 1, 2002 until July 31, 2008. This amount shall be paid on the date of liquidation of the Bank or on December 31, 2009, whichever shall be the earlier ("Date of Payment").

               This amount shall bear linkage differentials and interest according to the Interest and Linkage Settlement Law-1961 commencing July 31, 2008 and until the date of payment, which shall be paid by the State on the date of payment. The payment by the State shall be grossed-up pursuant to the agreements regarding the perpetual deposit.


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          b.   The Bank shall pay the holders of the Preferred shares C',CC' and
               CC1' on the date of payment a dividend at the rate of 50% of the Preferred accumulating dividend at the rate of 6% annually which accumulated on their shares for the period from 1.7.02 until 31/7/08 together with linkage differentials and interest according to the Interest and Linkage Settlement Law-1961, commencing from July 31, 2008 and until the date of payment.

          c. The State waives its claims and contentions against the Bank and/or the liquidator of the Bank in relation to the payment of 50% of the dividend to the State as holder of Preferred shares D and DD, for the period commencing July 1, 2002 and terminating on July 31, 2008.

          d. Subject to the payment of all the amounts due to them pursuant to sub-paragraph b. above, the holders of Preferred shares C', CC' and CC1' shall have no claim against the Bank, the interested parties, the Officers or the employees of the Bank, in relation to the non- distribution of a dividend for the period from July1, 2002 until the date of payment. To avoid any doubt, nothing in the above-stated shall derogate from the rights of the said shareholders to accumulate preferred dividend in respect of their shares according to the Articles of the Bank including in relation to the said period.

     3. The arrangement shall determine that in any event, whether the sale to the purchaser has been finalized in accordance with the proposed Sale Blueprint, attached as annex "A" to the Letter of Principles, until December 31, 2009 and whether for whatever reason the sale pursuant to the Sale Blueprint has not been finalized until December 31, 2009 or a liquidation order shall be granted against the Bank or the general meeting decided on a voluntary liquidation of the Bank prior to this date, the hereinafter stated shall apply:

          a. The parties shall not object to the return to the Bank on July 31,.2008 or on the date of approval of the arrangement to be submitted by the Bank to the court, whichever is the later of them, of the perpetual deposit deposited with the Ministry of Finance. The return of the said perpetual deposit shall serve the Bank, first and foremost, for purposes of the full payment of the special line of credit made available to the Bank by the Bank of Israel.

          b. Subject to the payment of all the amounts due to them in accordance with the Letter of Principles and this Letter of Consents, as the case may be, the holders of Preferred shares C',CC' and CC1' shall waive their demands and contentions against the State in relation to the payment of dividend for any period whatever, in the past and in the future, or in connection with the perpetual deposit or its return to the Bank.

          c. Subject to the approval of the arrangement and its execution, the Bank shall waive its demand and claims against the State in connection with the payment of interest on the perpetual deposit to the holders of the Preferred shares C',CC' and CC1' or the return of the perpetual deposit pursuant to this agreement.

          d. The aforesaid consents shall be included in the motion for approval of the arrangement plan , pursuant to Section 350 of the Companies Law 1999, which shall be submitted by the Bank for approval by the court, and which shall become effective upon receipt of the approval by the court of the arrangement plan.

          e. If for whatever reason the approval of the court for the arrangement plan is not obtained, then all the rights which the parties had ,as the case may be, on July 8, 2007 shall be reserved for them.

          f. Should the court approve this arrangement, Originating Motion 1294/04 shall be struck out and likewise Civil Appeal 174/08 without an order for costs. It is agreed upon that the judgment, the subject matter of the said Civil Appeal, binds the Bank and the State only as far as their relationship regarding the various C' shares' portion of the perpetual deposit.

         ---------------         --------------------------------------------
         State of Israel         Office of Advocate Efrati Galili in the name
                                 of the holders of C' and CC' shares of the Bank detailed in Annex "C" attached to the Letter of Principles